UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.
--------------------------------------------------------------------------------
                     (Address of principal executive office)

      Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes |X| No |_|

Documents Furnished By the Registrant

1. Press Release of the Registrant dated October 30, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    GRUPO IUSACELL, S.A. DE C.V.

Date: October 27, 2003              /s/ Jose Ignacio Morales Elcoro
                                    --------------------------------------------
                                        Name:  Jose Ignacio Morales Elcoro
                                        Title: Attorney in fact

                                    /s/ Jorge Narvaez Mazzini
                                    --------------------------------------------
                                        Name:  Jorge Narvaez Mazzini
                                        Title: Attorney in fact

[LOGO] IUSACELL
       Velora tu espacio

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                             Carlos J. Moctezuma
                                                      Head of Investor Relations
                                                                  5255-5109-5759
                                                carlos.moctezuma@iusacell.com.mx

--------------------------------------------------------------------------------
Iusacell Announcement
--------------------------------------------------------------------------------

Mexico City,  October 30, 2003 - Grupo  Iusacell,  S.A. de C.V. [BMV: CEL, NYSE:
CEL] ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") is discussing a temporary Amendment and Waiver of certain provisions and defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement") with its lenders.

During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio of 2.50 under the Credit Agreement. On April 28, 2003 Iusacell Celular and the lenders entered into a temporary amendment and waiver to the Credit Agreement to increase the permitted leverage ratio from 2.50 to 2.70. After various extensions, the amendment and waiver terminated, and the lenders are now considering another amendment and waiver to the Credit Agreement.

If an additional amendment and waiver is not granted, an Event of Default (as defined in the Credit Agreement) will occur as if no amendment and waiver had ever been executed. Accordingly, the bank lenders under the Credit Agreement would continue to have the right to declare the indebtedness under their loan immediately due and payable.

**********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.